

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Erik S. Nelson
Chief Executive Officer
UAN Power Corp.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

      Re: UAN Power Corp.
         Amendment No. 1 to Registration Statement on Form 10-12G
         Filed January 12, 2022
         File No. 000-54334

Dear Mr. Nelson:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed January 12, 2022

Item 5. Directors and Executive Officers, page 27

1.   We note your revised disclosure in response to comment 3 and reissue the comment. Please expand upon the business experience during the past five years of Mr. Erik S. Nelson, including prior and current involvement with blank check companies. Please disclose his prior performance history with such companies, including:
   - The company's name;
   - His relationship with the company;
   - Whether the company has engaged in a business combination;
   - Whether the company registered any offerings under the Securities Act; and
   - Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the

identity of any successor entity.

In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Nelson should serve as a director as required by Item 401(e).

Item 6. Executive Compensation, page 30

2.   We reissue comment 5. We note that you removed from the summary compensation table the $500,000 in stock awards for Mr. Nelson. We note the response that such stock was purchased by Coral Investment Partners, LP and was not part of Mr. Nelson's personal compensation package. However, we note that footnote 3 to the financial statements on page F-8 states that this transaction was recorded as stock based compensation expense. If the purpose of such transaction is to furnish compensation to Mr. Nelson, through this third party, such amount should be included in the summary compensation table. See Item 402(m)(1) of Regulation S-K. Please add back to the summary compensation table or provide additional analysis as to the reason the stock award amount was removed. To the extent such amount is added back in, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 33

3.   We note your revised disclosure in response to comment 8 and reissue the comment in part. Please disclose the persons or class of persons to whom the shares were sold for each transaction, as required by Item 701 of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 33

4.   We note your revised disclosure in response to comment 9 and reissue the comment in part. Please expand your disclosure to address the warrants' redemption rights of the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littman